Exhibit 99.3

DragonWave Reports Fourth Quarter and Full Fiscal Year 2015 Results

Full-Year Revenue Growth of 75%

OTTAWA, CANADA — May 12, 2015 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year 2015 ended February 28, 2015. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Revenue for the fourth quarter of fiscal year 2015 was $43.7 million, compared with $47.3 million in the third quarter and $17.9 million in the fourth quarter of the prior fiscal year. Revenue through the Nokia channel represented 46% of total revenue in the fourth quarter fiscal year 2015, versus 50% in the third quarter and 68% in fourth quarter of fiscal year 2014.

Gross profit margin was 19.4% for the fourth quarter of fiscal year 2015, compared with 16.3% in the third quarter and 14.5% in the fourth quarter of the prior fiscal year.

Net loss applicable to shareholders in the fourth quarter of fiscal year 2015 was ($2.3) million or ($0.03) per basic and diluted share. This compares to a net loss applicable to shareholders of ($3.8) million or ($0.05) per basic and diluted share in the third quarter of fiscal year 2015 and ($11.6) million or ($0.20) per basic and diluted share in the fourth quarter of fiscal year 2014.

“We are pleased with the significant progress in our Q4 results which were within $1 million of break-even Adjusted Cashflow from Operations, despite uneven timing of equipment orders and installation services revenue,” said DragonWave President and CEO Peter Allen. “As we look forward, we expect double-digit year-over-year revenue growth in fiscal year 2016 and the strongest contribution to revenue growth in fiscal year 2016 is expected to come from expanding direct business with current and new Tier one mobile operators. Within this we expect revenue in Q1 to be in the $30 to $33 million range.”

See “Non-GAAP Financial Measures” below for a reconciliation of Adjusted Cashflow from Operations to the most directly comparable measure calculated in accordance with GAAP and presented in DragonWave’s financial statements.

Cash and cash equivalents totaled $23.7 million at the end of the fourth quarter of fiscal year 2015, compared to $29.5 million at the end of the third quarter, and $19.0 million at the end of the fourth quarter of fiscal year 2014.

Revenue for the full fiscal year 2015 was $157.8 million, compared with $90.0 million for the prior fiscal year. Net loss applicable to shareholders for the full fiscal year was ($21.5) million or ($0.32) per basic and diluted share, compared with ($34.2) million or ($0.83) per basic and diluted share in the prior fiscal year.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on May 13, 2015.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Non-GAAP Financial Measures

This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out “Adjusted Cashflow from Operations” also called “Adjusted EBITDA”. This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the applicable period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management’s primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

The most directly comparable GAAP measure presented in our financial statements for the three and twelve months ended February 28, 2015 to “Adjusted Cashflow from Operations/Adjustment EBITDA” is “Net Loss”. A reconciliation of “Adjusted Cashflow from Operations/Adjusted EBITDA” to “Net Loss” is included in the table below.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products, as well as our expectations regarding Q1 and full year FY2016 revenues.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry.  Our guidance on Q1 revenue is subject to assumptions, including the timing of orders from our principal channel partner.  Our guidance on full year FY 2016 revenues is also subject to assumptions, including the progression of roll-outs with two tier one mobile operators, levels of ongoing demand from our principal channel partner, and the capacity of supply chain to scale to meet demand.

Forward-looking statements are provided to help external stakeholders understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading “Risks and Uncertainties” in the MD&A dated May 12, 2015 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com  and www.sec.gov, respectively.  DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Russell Frederick Chief Financial Officer DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000’s except share amounts

	As at	As at
	February 28,	February 28,
	2015	2014
Assets
Current Assets
Cash and cash equivalents	23,692	18,992
Trade receivables	48,626	17,408
Inventory	24,294	30,416
Other current assets	5,834	5,909
Deferred tax asset	61	69
	102,507	72,794
Long Term Assets
Property and equipment	4,322	3,168
Deferred tax asset	1,485	1,536
Deferred financing cost	18	60
Intangible assets	794	1,635
Goodwill	11,927	11,927
	18,546	18,326

Total Assets	121,053	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	40,163	29,964
Deferred revenue	830	984
Capital lease obligation	514	1,795
	41,507	32,743

Long Term Liabilities
Debt facility	32,400	15,000
Other long term liabilities	1,139	574
Warrant liability	1,239	1,360
	34,778	16,934

Shareholders’ equity
Capital stock	220,952	198,593
Contributed surplus	8,388	7,118
Deficit	(175,921)	(154,505)
Accumulated other comprehensive loss	(9,618)	(9,682)
Total Shareholders’ equity	43,801	41,524

Non-controlling interests	967	(81)
Total Equity	44,768	41,443

Total Liabilities and Equity	121,053	91,120

Shares issued & outstanding	75,290,818	58,008,746

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000’s except share and per share amounts

	Three months ended		Year ended
	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014

REVENUE	43,742	17,857	157,766	90,011
Cost of sales	35,245	15,268	129,772	79,348
Gross profit	8,497	2,589	27,994	10,663

EXPENSES
Research and development	3,766	4,863	16,812	19,948
Selling and marketing	3,745	3,165	13,975	13,201
General and administrative	3,793	3,762	16,930	17,087
	11,304	11,790	47,717	50,236

Loss before other items	(2,807)	(9,201)	(19,723)	(39,573)

Amortization of intangible assets	(207)	(404)	(1,188)	(1,900)
Accretion expense	(59)	(48)	(168)	(222)
Interest expense	(452)	(440)	(1,557)	(1,750)
Warrant issuance expenses	—	—	(221)	(662)
(Loss) / Gain on change in estimate	(234)	(553)	67	2,759
Gain on contract amendment	—	—	—	5,702
Gain on sale of fixed assets	—	—	18	—
Fair value adjustment - warrant liability	979	(352)	2,007	3,235
Foreign exchange gain (loss)	327	(311)	846	(1,530)
Loss before income taxes	(2,453)	(11,309)	(19,919)	(33,941)

Income tax (recovery) expense	(330)	128	717	398
Net Loss	(2,123)	(11,437)	(20,636)	(34,339)

Net (Income) Loss Attributable to Non-Controlling Interest	(145)	(162)	(884)	97
Net Loss applicable to shareholders	(2,268)	(11,599)	(21,520)	(34,242)

Net loss per share
Basic	(0.03)	(0.20)	(0.32)	(0.83)
Diluted	(0.03)	(0.20)	(0.32)	(0.83)

Weighted Average Shares Outstanding
Basic	75,276,644	57,062,936	68,111,696	41,438,383
Diluted	75,276,644	57,062,936	68,111,696	41,438,383

Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

Expressed in US $000’s

	FY15	FY15	FY15	FY15
	Q4	Q3	Q2	Q1

Adjusted Cashflow from Operations/Adjusted EBITDA	(872)	(3,362)	(4,103)	(5,024)

Include the following items:
Amortization	(446)	(519)	(658)	(697)
Options expense	(302)	(321)	(288)	(359)
Inventory provisions	(1,187)	(272)	(1,223)	(90)
Amortization of intangible assets	(207)	(333)	(339)	(309)
Accretion expense	(59)	(69)	—	(40)
Interest expense	(452)	(301)	(379)	(425)
(Loss) / Gain on change in estimate	(234)	200	—	101
Gain on sale of fixed assets	—	18	—	—
Warrant issuance expenses	—	—	(221)	—
Fair value adjustment - warrant liability	979	1,880	(1,002)	150
Foreign exchange gain (loss)	327	145	253	121
Income taxes	330	(502)	(450)	(95)

Net Loss	(2,123)	(3,436)	(8,410)	(6,667)